News Release
B2Gold Reports Continued Very Strong Second Quarter & First-Half 2018 Gold Production;
Second Quarter Gold Production Doubles to 240,000 ounces;
Gold Revenues Increase by $121 Million to $285 Million

Vancouver, July 11, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the second quarter and first-half of 2018. All dollar figures are in United States dollars unless otherwise indicated

2018 Second Quarter Highlights

•

Record quarterly consolidated gold production of 240,093 ounces, a significant increase of 98% (or 118,645 ounces) over the same period last year and 7% (or 16,308 ounces) above budget, due to the continued strong performances of the Fekola Mine in Mali, Masbate Mine in the Philippines and the Otjikoto Mine in Namibia

•	Consolidated gold revenue of $285 million, a significant increase of 73% (or $121 million) over the same period last year
•	Fekola Mine continued to operate above plan, producing 112,644 ounces of gold in the quarter, 11% (or 11,225 ounces) above budget
•

Based on Fekola’s strong year-to-date performance, Fekola’s annual production guidance has been revised higher to be between 420,000 to 430,000 ounces of gold (original guidance was between 400,000 to 410,000 ounces)

•	Masbate Mine continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 989 days at the end of the second quarter of 2018
•

The 2018 Mali exploration budget has been increased by $4 million (from $15 million to $19 million), based on good drill results to date, to accelerate the current Fekola North Extension zone drill program

2018 First-Half Highlights

•	Record consolidated first-half gold production of 479,777 ounces, 7% (or 32,560 ounces) above budget and 89% (or 225,593 ounces) higher than the first-half of 2017
•	Record consolidated first-half gold revenue of $629 million on record sales of 480,575 ounces at an average price of $1,309 per ounce
•

B2Gold is well on target to achieve transformational growth in 2018 and has revised its annual gold production guidance higher to between 920,000 and 960,000 ounces (original guidance was between 910,000 and 950,000 ounces) in 2018 at cash operating costs (see “Non-IFRS Measures”) of between $505 and $550 per ounce and all-in sustaining costs (“AISC”) (see “Non- IFRS Measures”) of between $780 and $830 per ounce

Gold Production

With the new large, low-cost Fekola Mine now in full production (after achieving commercial production on November 30, 2017), consolidated gold production in the second quarter of 2018 was a quarterly record of 240,093 ounces, a significant increase of 98% (or 118,645 ounces) over the same period last year and 7% (or 16,308 ounces) above budget. In its second full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 112,644 ounces of gold in the second quarter of 2018, 11% (or 11,225 ounces) above budget. Based on Fekola's strong year-to-date performance, the Company has revised Fekola's annual 2018 production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,000 ounces). The Masbate Mine and Otjikoto Mine also had another solid quarter with both mines exceeding their targeted production levels for the quarter.

Consolidated gold production in the first-half of 2018 was 479,777 ounces, 7% (or 32,560 ounces) above budget and 89% (or 225,593 ounces) higher than the first-half of 2017.

B2Gold remains well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full-year of production from the Fekola Mine, consolidated gold production is forecast to be between 920,000 and 960,000 ounces (revised higher from the original guidance range of between 910,000 and 950,000 ounces). This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. The Company's forecast consolidated cash operating costs are expected to remain low in 2018 and be between $505 and $550 per ounce and AISC are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

With the Fekola Mine in production, the resulting increase in production levels combined with low costs are projected to dramatically increase B2Gold's production, revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,300 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).

Gold Revenue

Consolidated gold revenue in the second quarter of 2018 was $285 million on sales of 220,738 ounces at an average price of $1,290 per ounce compared to $164 million on sales of 131,737 ounces at an average price of $1,247 per ounce in the second quarter of 2017. This significant increase in revenue of 73% (or $121 million) was attributable to the new production from the Fekola Mine and a 3% increase in the average realized gold price, partially offset by lower sales volumes due to the timing of gold shipments from the Otjikoto and Masbate mines.

For the first-half of 2018, consolidated gold revenue was a record $629 million on record sales of 480,575 ounces at an average price of $1,309 per ounce compared to $311 million on sales of 251,674 ounces at an average price of $1,234 per ounce in the first-half of 2017. This significant increase in revenue of 103% (or $318 million) was attributable to the new production from the Fekola Mine, a 7% increase in the average realized gold price and the positive impact from the timing of gold shipments (including 27,450 ounces sold in the first quarter which related to Fekola's December 31, 2017 finished gold inventory).

Consolidated gold revenue in the three and six months ended June 30, 2018 included $15 million and $30 million, respectively, related to the delivery of gold into the Company's Prepaid Sales contracts (accounted for as deferred revenue). During the three and six months ended June 30, 2018, 12,908 ounces and 25,816 ounces, respectively, were delivered under these contracts.

Operations

Mine-by-mine gold production in the second quarter and first-half of 2018 was as follows:

Mine	Q2 2018 Gold Production (ounces) (1)	First-Half 2018 Gold Production (ounces)	2018 Annual Production Guidance (ounces) (1)
Fekola	112,644	226,786	420,000 - 430,000 (2)
Masbate	54,254	107,401	180,000 - 190,000
Otjikoto	40,678	80,177	160,000 - 170,000
La Libertad	21,408	40,775	110,000 - 115,000 (3)
El Limon	11,109	24,638	50,000 - 55,000 (3)
B2Gold Consolidated	240,093	479,777	920,000 - 960,000

(1)	B2Gold’s Q2 2018 and first-half 2018 production results and 2018 annual production guidance are presented on a 100% basis.
(2)

Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,00 ounces).

(3)

Based on the restricted production in Nicaragua for the month of June, La Libertad is now forecast to produce between 110,000 and 115,000 ounces of gold (original guidance was between 115,000 to 120,000 ounces) and El Limon is now forecast to produce between 50,000 and 55,000 ounces of gold (original guidance was between 55,000 to 60,000 ounces) in 2018.

Fekola Gold Mine - Mali

In its second full-quarter of commercial operations (after achieving commercial production on November 30, 2017), the new Fekola Mine in Mali continued to outperform budget, running above plan on mill feed grade, throughput and recoveries. This resulted in the Fekola Mine producing 112,644 ounces of gold in the second quarter of 2018, 11% (or 11,225 ounces) above budget. Mill feed grade, throughput and recoveries were 2.77 grams per tonne ("g/t") (compared to budget of 2.75 g/t), 1,330,038 tonnes (compared to budget of 1,235,573 tonnes) and 95.3% (compared to budget of 92.7%), respectively. The mining fleet has also performed well throughout the first-half of the year with total mined tonnage nearly 20% above budget. This added mining production allows for flexibility in developing the Fekola open-pit phases and managing stockpiles. Current ore stockpiles, including both high and low-grade ore, contain approximately 3.9 million tonnes averaging 2.0 g/t of gold. The low-grade ore stockpile is currently scheduled to be processed near the end of the mine life. The Fekola Mine also continued its outstanding safety performance, achieving 785 days without a Lost-Time-Injury by the end of the second quarter.

For the first-half of 2018, the Fekola Mine produced 226,786 ounces of gold, above budget by 11% (or 22,453 ounces). To date (since the commencement of ore processing began in September 2017 to June 30, 2018), gold production from the Fekola Mine totaled 338,236 ounces (including 79,243 ounces of pre-commercial production).

Based on Fekola's strong year-to-date performance, the Company has revised Fekola's production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,000 ounces), at cash operating costs of between $345 and $390 per ounce and AISC between $575 and $625 per ounce.

As recently announced (see news release dated 6/28/2018), the 2018 Mali exploration budget has been increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company is increasing the number of diamond drills from the current five rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. Exploration drilling of the Fekola North Extension has now extended gold mineralization over one kilometre north of the Fekola reserve pit boundary. The drilling to date has indicated that the high-grade mineralized shoot in the Fekola reserve deposit not only continues to be well mineralized over one kilometre to the north, but the shoot has now been intersected higher up, closer to surface than originally projected in the Fekola North Extension zone. These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018.

In addition, based on the positive exploration results to date, the Company's in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued its strong operational performance through the second quarter of 2018, producing 54,254 ounces of gold, 25% (or 10,940 ounces) above budget and 9% (or 4,324 ounces) higher compared to the prior-year quarter. Gold production was significantly above budget largely due to mining unexpected ore tonnage from backfilled areas in the lower levels of the Colorado Pit (that had historically been mined using underground methods and not included in the Masbate open-pit mine plan). This backfilled material is distinct from the in-situ ore, having higher than budgeted grade and recoveries. The Masbate Mine also continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 989 days at the end of the second quarter of 2018.

For the quarter, mill throughput was 1,686,716 tonnes (compared to budget of 1,664,828 tonnes and 1,824,714 tonnes in the second quarter of 2017) and gold recoveries averaged 77.3% (compared to budget of 70.0% and 75.9% in the second quarter of 2017). The average grade processed was 1.29 g/t compared to budget of 1.16 g/t and 1.12 g/t in the second quarter of 2017. Oxide ore represented 59% of the processed tonnage for the quarter versus a budget of 58%.

Year to date, gold production at the Masbate Mine was 107,401 ounces of gold, significantly above budget by 19% (or 16,794 ounces) and 5% (or 4,909 ounces) higher than the first-half of 2017. The above budgeted production was mainly due to the combination of higher than expected oxide ore tonnage (from Vein 5 of the Colorado Pit) in the first quarter followed by unexpected backfilled ore (from the lower levels of the Colorado Pit), having higher grade and better recovery than the in-situ ore, in the second quarter. Oxide ore represented 69% of the processed tonnage in the first-half of the year versus a budget of 54%.

Based on Masbate's strong year-to-date performance, the Company now expects full-year Masbate production to be at or above the top end of its original annual production guidance range of between 180,000 and 190,000 ounces of gold (at cash operating costs of between $675 and $720 per ounce and AISC of between $875 and $925 per ounce).

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia built on its strong first quarter performance with a similarly successful second quarter, producing 40,678 ounces of gold, approximately in-line with budget and comparable with the first quarter of 2017. The average grade processed in the quarter was 1.49 g/t, compared to budget of 1.56 g/t and 1.50 g/t in the second quarter of 2017. Mill throughput for the quarter was 860,474 tonnes compared to budget of 822,740 tonnes and 867,170 tonnes in the second quarter of 2017. Mill recoveries remained high and averaged 98.7%, exceeding budget of 98.0% and 98.6% in the second quarter of 2017. The grand opening for Otjikoto's new Solar Plant was held on May 29, 2018, and is now providing approximately 13% of the electricity consumed onsite (a saving equivalent to the consumption of approximately 700,000 litres of fuel from the date the plant came online in the second quarter).

For the first-half of 2018, the Otjikoto Mine produced 80,177 ounces of gold, above budget by 3% (or 2,459 ounces) and 4% (or 3,760 ounces) lower than the first-half of 2017. In 2018, nearly all of the processed ore will be sourced from the Otjikoto Pit. Development of the second phase of the Wolfshag Pit continues, from which higher-grade ore production is expected in 2019.

For full-year 2018, the Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce.

La Libertad Gold Mine - Nicaragua

In the second quarter of 2018, La Libertad Mine in Nicaragua produced 21,408 ounces of gold, 13% (or 3,297 ounces) below budget. Gold production and overall operations were improving, as expected, and generally on budget through the end of May 2018 but roadblocks related to the current national political unrest restricted the supply of key consumables (fuel and lime) during the month of June. During this time the higher grade open-pit ore was replaced with lower-grade spent ore to reduce lime and fuel consumption. The resulting head grade for the quarter was 1.25 g/t versus a budget of 1.45 g/t. The mill continues to operate well, with processing throughput at 564,143 tonnes and recovery at 95.1%, both slightly better than budget.

Year-to-date, La Libertad Mine produced 40,775 ounces of gold, 12% (or 5,425 ounces) below budget.

Based on the Company's original guidance, La Libertad Mine was projected to produce between 115,000 and 120,000 ounces in 2018 (representing 13% of B2Gold's projected 2018 consolidated gold production), at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce. However, based on the restricted production for the month of June, La Libertad is now projecting to produce between 110,000 and 115,000 ounces in 2018.

El Limon Gold Mine - Nicaragua

In the second quarter of 2018, El Limon Mine in Nicaragua produced 11,109 ounces of gold, 20% (or 2,845 ounces) below budget. Gold production was impacted by illegal road blockades during the month of June. The blockades were related to local employment issues for the community which have now been resolved. In April and May 2018, prior to the recent disruption, production from El Limon had continued to improve, as expected, tracking at or better than budget. The budgeted improvements in April and May 2018 were as a result of measures put in place to improve maintenance and water management, as well as the mining of the Mercedes open pit for the quarter.

Year-to-date, El Limon Mine produced 24,638 ounces of gold, 13% (or 3,721 ounces) below budget.

Based on the Company's original guidance, El Limon Mine was projected to produce between 55,000 and 60,000 ounces of gold in 2018 (representing 6% of B2Gold's projected 2018 consolidated gold production), at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce. However, due to the illegal blockades in June 2018, El Limon is now forecasting 2018 annual production of between 50,000 and 55,000 ounces.

As a Canadian company, B2Gold believes in, and promotes, constructive dialogue for a peaceful resolution of the current political situation in Nicaragua. The Company's focus is to support its 3,000 direct and indirect employees, and their families, who have confirmed their desire to continue to work and maintain stability within their communities as much as possible.

B2Gold has been operating in Nicaragua since 2009 and, as a responsible mining company, continues to add value to the local communities and environment by generating sustainable socio-economic and environmental benefits.

On February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly-discovered Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold, containing 812,000 ounces of gold (100% basis) (see news release dated 2/23/2018). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Mining this large, good grade resource has the potential to decrease El Limon's cash operating costs per ounce and AISC per ounce, and significantly extend the mine life. The Company is currently conducting engineering and metallurgical studies on the Central zone to evaluate the potential to expand the mill throughput, thereby increasing annual gold production. Initial inhouse results indicate a robust case for economic expansion. The results from these studies are expected to be released in the third quarter of 2018.

Outlook

Looking forward, the Company will remain focused on continuing its impressive operational and financial performance from existing mines, paying down debt, pursuing expansion opportunities at existing operations and continuing with aggressive exploration and development programs to unlock the potential of its existing portfolio of properties.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information to El Limon development contained in this news release.

Second Quarter and First-Half 2018 Financial Results - Conference Call Details

B2Gold will release its second quarter and first-half 2018 results before the North American markets open on Wednesday, August 8, 2018.

B2Gold executives will host a conference call to discuss the results on Wednesday, August 8, 2018, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/34218. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 3098363).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and B2Gold's guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our Annual Information Form, dated March 23, 2018 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, growth, production, mine life, revenues and cash flows, including B2Gold's projected per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow over the next three years beginning in 2018, costs, including projected cash operating costs and AISC and expected decrease of forecast consolidated cash operating costs and AISC in 2018, capital expenditures, budgets, ore grades, sources and types of ore, stripping ratios, throughput, ore processing, production estimates and guidance, including B2Gold's projected increase of gold production to between 920,000 and 960,000 ounces in 2018 and such reflecting a production growth of approximately 300,000 ounces in 2018 from 2017; project-specific projections of gold production and costs; the increased production and low costs from the Fekola Mine increasing B2Gold's production revenues, cash from operations and cash flow for many years; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of B2Gold, including but not limited to: expected grades and sources of ore to be processed in 2018; the approximate amount and grade of ore stockpiles at the Fekola Mine and the timing of processing such ore; the potential to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve; the release of a new mineral resource for the Fekola deposit, the timing thereof and such including a portion of the Fekola North Extension; the potential to expand the current Fekola Mine and mill facilities and increase tonnage throughput, thereby increasing annual gold production and the results and timing of B2Gold's study thereof; a larger open-pit resource at the Fekola Mine being confirmed by the current exploration and in-fill drilling; the Otjikoto new Solar Plant providing approximately 13% of the electricity consumed on site; the potential to decrease El Limon's cash operating costs per ounce and AISC per ounce, and to significantly extend mine life by mining the Central zone; the Central zone and the potential to expand the mill throughput thereby increase annual gold production, the results and timing of B2Gold's study thereof and that initial results of such studies indicate a robust case for economic expansion; B2Gold remaining focused on continuing its impressive operational and financial performance from existing mines, paying down debt and pursuing expansion opportunities at existing operations; and B2Gold continuing aggressive exploration and development programs. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; the uncertainty about the outcome of negotiations with the Government of Mali; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. B2Gold's forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to "mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.